UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

1st Source Corporation
(Name of Issuer)

Common Stock Without Par Value
(Title of Class of Securities)

336901103
(CUSIP Number)

Christopher J. Murphy III 100 North Michigan Street South Bend, Indiana 46601 (574) 235-2000
(Name, Address and Telephone of Person Authorized to Receive Notices and Communications)

October 8, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 336901103
1.	Name of Reporting Person. Christopher J. Murphy III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,642,421 (See Item 5)

	8.	Shared Voting Power	114,904 (See Item 5)

	9.	Sole Dispositive Power	1,642,421 (See Item 5)

	10.	Shared Dispositive Power	114,904 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,946,705(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 18.4%(1)(2)

14.	Type of Reporting Person (See Instructions) IN
(1) In addition to the shares set forth in the above table, 719,517 shares of the Issuer’s common stock over which Carmen C. Murphy, Christopher J. Murphy III’s spouse, has sole voting and dispositive power and 2,469,863 shares of the Issuer’s common stock over which Mrs. Murphy has dispositive power may be attributed to Mr. Murphy as her spouse.

(2) Based on 26,894,902 outstanding shares of the Issuer’s common stock as of February 12, 2016, as reported by the Issuer to the reporting persons.

CUSIP No. 336901103
1.	Name of Reporting Person. Carmen C. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	719,517 (See Item 5)

	8.	Shared Voting Power	114,904 (See Item 5)

	9.	Sole Dispositive Power	719,517 (See Item 5)

	10.	Shared Dispositive Power	2,584,767 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,946,705(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 18.4%(1)(2)

14.	Type of Reporting Person (See Instructions) IN
(1) In addition to the shares set forth on the above table, 1,642,421 shares of the Issuer’s common stock over which Christopher J. Murphy III, Carmen C. Murphy’s spouse, has sole voting and dispositive power may be attributed to Mrs. Murphy as his spouse.

(2) Based on 26,894,902 outstanding shares of the Issuer’s common stock as of February 12, 2016, as reported by the Issuer to the reporting persons.

Item 1.    Security and Issuer

This Statement on Schedule 13D relates to the common stock, without par value (the “Common Stock”), of 1st Source Corporation (the “Issuer”), whose principal executive offices are located at 100 North Michigan Street, South Bend, Indiana 46601.

Item 2.    Identity and Background

(a)	This Statement on Schedule 13D is filed with the Securities and Exchange Commission (the “SEC”) by Christopher J. Murphy III and Carmen C. Murphy (collectively, the “Murphys”).

(b)	The business address for Mr. Murphy is 100 North Michigan Street, South Bend, Indiana 46601. The residence address for Mrs. Murphy is 1237 East Jefferson Boulevard, South Bend, Indiana 46617.

(c)
Mr. Murphy’s principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer and 1st Source Bank, 100 North Michigan Street, South Bend, Indiana 46601. Mrs. Murphy’s principal occupation is community volunteer and philanthropist.

(d)	During the past five years, neither of the Murphys has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither of the Murphys has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Murphys is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Murphy has served as a Director and/or President and Chief Executive Officer of both the Issuer and 1st Source Bank for over 40 years. Through his service with the Issuer, Mr. Murphy has acquired Common Stock as a result of having been granted compensatory equity awards, including those granted under the Issuer’s 1992 Stock Option Plan, Executive Incentive Plan, Restricted Stock Award Plan and Strategic Deployment Incentive Plan, and as a participant in the Issuer’s 401(k) Plan and Employee Stock Purchase Plan. In addition to such shares of Common Stock acquired by Mr. Murphy in connection with his service with the Issuer, the Murphys have used personal funds to purchase Common Stock and have acquired Common Stock through estate planning transactions or by inheritance, most recently the beneficial ownership of Common Stock acquired by Mrs. Murphy by virtue of her appointment as the family designated representative to certain family trusts as described in Item 4.

Item 4.    Purpose of Transaction

Effective October 8, 2015, Mrs. Murphy was appointed as the family designated representative to certain trusts for the benefit of her family line. The group of trusts to which Mrs. Murphy currently serves as the family designated representative held 2,469,863 shares of Common Stock as of October 8, 2015 and as of the date hereof. 1st Source Bank is the trustee of these trusts. The terms of the trusts allow Mrs. Murphy to direct the trustee to (or appoint a special trustee to) diversify the holdings of Common Stock in such trusts. As the family designated representative, Mrs. Murphy may also (i) direct the trustee to engage an independent proxy service to provide voting recommendations to the trustee, in which case the trustee has agreed to vote the Common Stock held by the applicable trusts in accordance with the recommendations of such independent proxy service, unless to do so would be contrary to applicable SEC legal and regulatory guidelines and requirements or violate the trustee’s fiduciary obligations, or (ii) appoint a special trustee, which special trustee would have the power to vote the Common Stock held by the applicable trusts.

Prior to the October 8, 2015 appointment of Mrs. Murphy as the family designated representative to certain trusts for the benefit of her family line, the Murphys beneficially owned in excess of 5% of the outstanding shares of Common Stock. The Murphys’ beneficial ownership of Common Stock has been publicly disclosed in the Issuer’s definitive proxy statements filed with the SEC and in the reports filed by Mr. Murphy with the SEC under Section 16 of the Act.

The shares of Common Stock beneficially owned by the Murphys as described in this Schedule 13D are being held by them for investment purposes, and they do not have any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Nevertheless, Mr. Murphy and/or Mrs. Murphy may determine to change his or her intentions with respect to the Issuer and its Common Stock in the future and may, for example, elect to sell shares of Common Stock, or direct that the family trusts, corporation, limited liability company, limited partnerships and family foundation over which he or she has or shares dispositive power sell shares of Common Stock, from time to time. In reaching any determination as to a future course of action, the Murphys will take into consideration various factors, including Mr. Murphy’s responsibilities as an officer and director of the Issuer, general economic and stock market conditions, evaluation of other investment opportunities and diversification considerations.

Item 5.    Interest in Securities of the Issuer

(a)	Amount beneficially owned:

Mr. Murphy and Mrs. Murphy each beneficially own 4,946,705 shares of Common Stock. For details on their beneficial ownership, see Item 5(b) below.

    Percent of class:

Mr. Murphy and Mrs. Murphy each beneficially own 18.4% of the outstanding shares of Common Stock, based on 26,894,902 outstanding shares of Common Stock as of February 12, 2016, as reported by the Issuer to the Murphys. For details on their beneficial ownership, see Item 5(b) below.

(b)     (i) Christopher J. Murphy III:

Sole power to vote or to direct the vote of:	1,642,421 (1)(3)

Shared power to vote or to direct the vote of:	114,904 (2)(3)

Sole power to dispose or to direct the disposition of:	1,642,421 (1)(3)

Shared power to dispose or to direct the disposition of:	114,904 (2)(3)
___________
(1) Represents, as of the date hereof, shares of Common Stock for which Mr. Murphy has sole voting and dispositive power, including (a) 521,241 shares of Common Stock held in a revocable trust; (b) 6,352 shares of Common Stock held by Mr. Murphy in an IRA; (c) 125,893 shares of Common Stock held in a corporation for which Mr. Murphy serves as president; (d) 51,279 shares of Common Stock held by Mr. Murphy in the Issuer’s 401(k) Plan; (e) 2,636 shares of performance-based restricted Common Stock that were earned by Mr. Murphy and vested on February 25, 2016 based on the Issuer’s performance for 2015; and (f) 935,020 shares of Common Stock held in three limited partnerships for which Mr. Murphy serves as the general partner. As of October 8, 2015, Mr. Murphy had voting power but not dispositive power over an additional 114 shares of unvested restricted Common Stock, which shares were forfeited on February 25, 2016.

(2) Represents, as of October 8, 2015 and as of the date hereof, 114,904 shares of Common Stock held in a family foundation as to which Mr. Murphy and Mrs. Murphy share voting and dispositive power.

(3) In addition to the shares set forth in the above table, 719,517 shares of Common Stock over which Mrs. Murphy has sole voting and dispositive power and 2,469,863 shares of Common Stock over which Mrs. Murphy has shared dispositive power may be attributed to Mr. Murphy as her spouse. Mr. Murphy disclaims beneficial ownership of such shares of Common Stock, and the inclusion of such shares of Common Stock shall not be deemed an admission of beneficial ownership by Mr. Murphy for purposes of Section 13(d) or Section 13(g) of the Act, or for any other purpose.

(ii) Carmen C. Murphy:

Sole power to vote or to direct the vote of:	719,517 (1)(3)

Shared power to vote or to direct the vote of:	114,904 (2)(3)

Sole power to dispose or to direct the disposition of:	719,517 (1)(3)

Shared power to dispose or to direct the disposition of:	2,584,767 (2)(3)
___________
(1) Represents, as of the date hereof, shares of Common Stock for which Mrs. Murphy has sole voting and dispositive power, including 134,917 shares of Common Stock held in a revocable trust and 584,600 shares of Common Stock held in a limited liability company for which Mrs. Murphy serves as the president and voting member. As of October 8, 2015, Mrs. Murphy had sole voting and dispositive power over an additional 16,200 shares of Common Stock held in her revocable trust. Mrs. Murphy gifted 15,375 of such shares on December 29, 2015 and 825 of such shares on January 4, 2016.

(2) Includes, as of both October 8, 2015 and the date hereof, 2,469,863 shares of Common Stock held in family trusts as to which Mrs. Murphy has shared dispositive power and 114,904 shares of Common Stock held in a family foundation as to which Mr. Murphy and Mrs. Murphy share voting and dispositive power. As explained in more detail in Item 4 above, effective October 8, 2015, Mrs. Murphy was appointed as the family designated representative to certain trusts for the benefit of her family line. The group of trusts to which Mrs. Murphy currently serves as the family designated representative held 2,469,863 shares of Common Stock as of October 8, 2015 and as of the date hereof.

(3) In addition to the shares set forth in the above table, 1,642,421 shares of Common Stock over which Mr. Murphy has sole voting and dispositive power may be attributed to Mrs. Murphy as his spouse. Mrs. Murphy disclaims beneficial ownership of such shares of Common Stock, and the inclusion of such shares of Common Stock and the shares of Common Stock held by the family trusts over which Mrs. Murphy serves as the family designated representative shall not be deemed an admission of beneficial ownership by Mrs. Murphy for purposes of Section 13(d) or Section 13(g) of the Act, or for any other purpose.

(c)
On July 22, 2015, the Issuer declared a 10% Common Stock dividend payable to all shareholders of record of Common Stock on August 5, 2015, including those shares over which the Murphys have beneficial ownership. The Common Stock dividend was issued to such shareholders on August 14, 2015 and is reflected in the share ownership presented for the Murphys in Item 5 above.

Mr. Murphy gifted the following shares of Common Stock from his revocable trust: 154 shares on September 18, 2015 and 302 shares on September 24, 2015. Mrs. Murphy gifted the following shares of Common Stock from her revocable trust: 375 shares on September 18, 2015, 81 shares on September 24, 2015, 15,375 shares on December 29, 2015 and 825 shares on January 4, 2016.

On February 25, 2016, the Executive Compensation and Human Resources Committee determined that 2,636 shares of unvested restricted Common Stock had been earned by Mr. Murphy based on the Issuer’s performance for 2015 and 114 shares of unvested restricted Common Stock were forfeited. The earned shares of Common Stock vested on February 25, 2016 and, as of the date hereof, Mr. Murphy has sole voting and dispositive power with respect to such shares.

Other than as set forth above in this subsection (c), neither of the Murphys effected any transaction relating to Common Stock during the 60 days prior to October 8, 2015 or since that date.

(d)
As set forth in Item 4 and Item 5(b) above, certain of the shares of Common Stock beneficially owned by the Murphys are held by family trusts, which are for the ultimate benefit of the Murphys and their family line, and certain other shares are held by a corporation, a limited liability company, limited partnerships and a family foundation. Otherwise, no other persons, other than the Murphys, have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that the Murphys beneficially own.

(e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Murphy participates in the Executive Incentive Plan, Restricted Stock Award Plan and Strategic Deployment Incentive Plan, under which stock-based awards have been and will be granted to the Issuer’s executives. Mr. Murphy also participates in the Issuer’s 401(k) Plan and in the past has participated in the Issuer’s Employee Stock Purchase Plan.

In addition, as described in Item 4 above, effective October 8, 2015, Mrs. Murphy was appointed as the family designated representative to certain trusts for the benefit of her family line.

Each of the Murphys is a party to a Joint Filing Agreement, dated as of February 29, 2016, pursuant to which they agreed to jointly file this Schedule 13D and any and all amendments hereto with the SEC. A copy of the Joint Filing Agreement is filed herewith as Exhibit 99.1.

The description of the Joint Filing Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits

The following exhibit is being filed with this Schedule 13D:

Exhibit 99.1 — Joint Filing Agreement, dated as of February 29, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2016

By:	/s/ Christopher J. Murphy III
Christopher J. Murphy III

By:	/s/ Carmen C. Murphy
Carmen C. Murphy